FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTOR

 In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Holland, a Director of
Gold Fields Limited has exercised Share Appreciation Rights
(SARS) which were issued to him in terms of the Gold Fields
Limited 2005 Share Plan.

SARS are allocated at the volume weighted average price of Gold
Fields shares over the 20 trading days preceding the Grant Date.
SARS vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the
Fair Market Value at date of exercise and the Fair Market Value on the allocation date. The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.

Details of the transaction are set out below:

NJ Holland
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 14 November 2011
Number of Shares/Options
732
Class of Security Ordinary Shares
Strike price per share option R125.28
Market price per share
R137.1777
Total Value R100,414.07
Total proceeds R8,703.48
Vesting Period
SARS vest after three years of grant
and participants have a further three
years before expiry.
Nature of interest Direct and Beneficial

NJ Holland
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 14 November 2011
Number of Shares/Options
1345
Class of Security Ordinary Shares
Strike price per share option R124.19
Market price per share
R137.1777

Total Value
R184,504.00
Total proceeds
R17,458.10
Vesting Period
SARS vest after three years of grant
and participants have a further three
years before expiry.
Nature of interest Direct and Beneficial

NJ Holland
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date
14 November 2011
Number of Shares/Options 2758
Class of Security Ordinary Shares
Strike price per share option R107.59
Market price per share
R137.1777
Total Value
R378,336.09
Total proceeds R81,581.64
Vesting Period
SARS vest after three years of grant
and participants have a further three
years before expiry.
Nature of interest
Direct and Beneficial

NJ Holland
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date
14 November 2011
Number of Shares/Options
7978
Class of Security
Ordinary Shares
Strike price per share option R103.99
Market price per share
R137.1777
Total Value R1,094,403.69
Total proceeds R264,710.04
Vesting Period
SARS vest after three years of grant
and participants have a further three
years before expiry.
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

14 November 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 15 November 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs